EXHIBIT 99.2

The Benefits Committee of

Earle M. Jorgensen Holding Company, Inc.

                    , 2005

To the Participants in the Earle M. Jorgensen Holding Company, Inc. Amended and Restated Employee Stock Ownership Plan (the “Plan”):

Dear Participant:

The purpose of this letter is to notify you that Earle M. Jorgensen Holding Company, Inc. (“Holding”) has entered into a merger agreement by and among Holding, Earle M. Jorgensen Company (“EMJ”) and EMJ Metals LLC, a newly-formed wholly-owned subsidiary of EMJ (the “merger”), and (ii) and an exchange agreement by and among Holding, EMJ, and certain Holding security holders that are funds affiliated with Kelso & Company (the “Kelso funds”) (the “exchange”). The merger and exchange are called the transactions.

Prior to entering into the transactions, Holding, EMJ and the benefits committee, as administrator of the Plan (the “benefits committee”), agreed with the Department of Labor (the “DOL”) to amend the consent order and release that was entered on January 27, 2003. This consent order settled a lawsuit brought by the DOL concerning the appraisals for the Plan. The amendment of the consent order is described more fully below.

EMJ intends to consummate an initial public offering (“IPO”) of its common stock at the same time the transactions occur. The price of the EMJ common stock in the IPO will establish its value as consideration in the transactions. The net cash proceeds of the public offering will be used to pay the cash portion of the merger consideration for the series A preferred stock, the series B preferred stock and Holding’s debt obligations. The remainder of the consideration paid for such stock will be shares of EMJ’s common stock, as discussed below. The transactions will not occur unless the IPO is completed.

Effects of the Merger and Financial Restructuring; Stockholder Approval

Upon completion of the merger and financial restructuring, Holding will cease to exist. Each share of Holding’s common stock will convert into one share of EMJ’s common stock. Each share of Holding’s series B preferred stock will convert into a combination of cash and shares of EMJ’s common stock equal to the liquidation value of $1,000 per share. Each share of Holding’s series A preferred stock will convert into a combination of cash and shares of EMJ’s common stock equal to $816.68, which is equal to the appraised value as of March 31, 2004, plus accumulated and unpaid dividends from April 1, 2004 through September 29, 2004. Because the Plan is tax-exempt, there will be no tax impact on the Plan.

In order to complete the merger, certain approvals are required. In particular, approval is required by (a) a majority of the shares of Holding’s issued and outstanding common stock and series B preferred stock, voting together as a class, but excluding shares of such stock owned by the Kelso funds and affiliates of the Kelso funds, and (b) a majority of the shares of Holding’s issued and outstanding series A preferred stock, voting separately as a class, but excluding shares of such stock owned by the Kelso funds and affiliates of the Kelso funds. As a participant in the Plan, you may have shares of Holding common stock, series A preferred stock, or series B preferred stock in your Plan account. You are being asked to vote those shares regarding this proposed transaction. We have sent to each stockholder of Holding disclosure materials to explain the merger and solicit their approval, and those same materials are enclosed for your review and consideration:

1. a letter to stockholders and notice of special meeting that has been called to vote on the transaction; and

2. a proxy statement/prospectus discussing the terms of the transaction and other related information, including certain appraisal rights which may exist in the event the transaction is completed.

The terms of these transactions, the negotiations between Holding and the Kelso funds, the amendment of the consent order, the IPO and other important information are described in the enclosed materials. You should read these materials carefully to understand fully the reasons for the transaction and the benefits and detriments of the transaction to you if it is approved and completed.

We also have included an instruction card for you to instruct the Plan trustee regarding the voting of shares allocated to your account. You may also instruct the Plan trustee by telephone or the Internet, by following the instructions referenced below (in boldface). If you do not instruct the Plan trustee at all or if you fail to instruct the Plan trustee on one or more of the proposals referenced on the instruction card, the trustee will be instructed by us to vote in favor of the proposed transaction and adjournment of the meeting if necessary (except for rollover accounts, in which case the shares will not be voted).

Actions of the Benefits Committee

The benefits committee engaged Duff & Phelps, as an independent financial advisor, to assist in reviewing and evaluating the proposed transactions on behalf of the Plan and its participants. Duff & Phelps has provided a written opinion to us that, as of the date of its opinion, and subject to and based upon assumptions made, procedures followed, matters considered and limitations of the review undertaken, (a) the aggregate consideration to be received by the Plan in the transaction is fair to the Plan and its participants from a financial point of view, and (b) the EMJ common stock and/or cash to be received by the Plan in the transaction in exchange for the (x) series A preferred stock, (y) series B preferred stock and (z) Holding common stock, considered independently in each case, is not less than the respective fair market value of such securities.

Duff & Phelps also made a presentation to and discussed its analysis with the benefits committee. Based on all of the information available to us, the fairness opinion, presentation and analysis provided by Duff & Phelps and management’s projections for EMJ’s next fiscal year, the members of the benefits committee concluded that the transaction is in the best interests of the Plan and its participants, and that the EMJ common stock and/or cash to be received by the Plan in the transaction in exchange for the (x) series A preferred stock, (y) series B preferred stock and (z) Holding common stock, considered independently in each case, is not less than the respective fair market value of such securities.

Approval of the Special Committee and the Board of Directors

The process by which the transaction was negotiated, evaluated and approved is set out in detail in the proxy statement/prospectus at pages 37 through 50, and the reasons why the special committee and the board of directors of Holding approved and recommended the transaction are described in detail at pages 50 through 53. The benefits committee has reviewed in detail the matters considered by the special committee in approving and recommending the transaction.

The overriding objectives of the special committee in negotiating, reviewing and evaluating the restructuring were:

•	stopping the accretion of interest on Holding’s debt (currently growing by approximately $41.3 million per year) and dividends on the preferred stock (currently approximately $12.8 million per year);

•	completing a transaction that was fair to the holders (other than the Kelso funds) of each class of Holding’s outstanding securities;

•	eliminating the liquidation preference of Holding’s indebtedness relative to Holding’s capital stock and eliminating the liquidation preference of Holding’s preferred stock relative to Holding’s common stock; and

•	simplifying Holding’s capital structure.

The principal concerns motivating the special committee were that:

•	the net income of EMJ may not be sufficient in the long term to pay the interest on Holding’s debt and the dividends on the series A preferred stock and the series B preferred stock;

•	current economic conditions, a robust metals service center industry, record financial results for EMJ and the availability of capital markets for a public offering by EMJ would not continue indefinitely;

•	the adverse effect of Holding’s capital structure on management’s equity incentives and the ability of EMJ to retain its employees; and

•	the likelihood that delay in taking action to effect changes in Holding’s capital structure would likely adversely affect the value of Holding’s equity securities, which would negatively impact the retirement savings of EMJ’s employees.

The special committee considered the fact that the valuation of Holding’s equity increased in the past year. However, because of the capital structure of Holding and EMJ and the debt covenants of EMJ, even with improved performance, it would not be possible to make payments of Holding’s debt in large enough amounts to prevent continued growth of that debt and the resulting adverse effect on the value of Holding’s capital stock.

The Special Committee considered alternatives to the transaction and determined that no such alternatives were available to Holding that would provide a better alternative for the Plan participants.

Amendment of the DOL Consent Order

Prior to entering into the merger agreement, Holding, EMJ and the benefits committee and the DOL agreed to amend the consent order and release that had been entered into in January 2003 and the amended consent order was entered by the court on January 3, 2005. The amended consent order contains certain provisions that have economic significance to you and affect the terms of the merger and financial restructuring. The amended consent order provides that:

(i) Holding is no longer required to use the appraisal methodology followed in the past, which as of March 31, 2004 resulted in an appraised value of $13.76 per share of Holding common stock;

(ii) after the date of the amended consent order, all repurchases of Holding common stock from Plan participants who elect to put shares of Holding common stock to Holding or to sell shares of Holding common stock in connection with diversification of their account will be at an appraised value based on the new methodology, which as of March 31, 2004 resulted in an appraised value of $7.80 per share of Holding common stock;

(iii) the floor price guaranty contained in the existing consent order that provided that certain shares of Holding common stock would be repurchased at a price that is not less than $4.25 per share. This was reduced to $2.15 per share to reflect the changes in the appraisal methodology and the effect of the special contribution described below. After the date of a reorganization or similar event, such as the merger and financial restructuring, the floor price guaranty will cease; and

(iv) upon completion of the merger and financial restructuring and the public offering, the shares of common stock held by the Plan will no longer be valued by appraisal and the participants will cease to have the right to put shares of common stock to Holding or EMJ.

Special Contribution to the Plan

The change in appraisal methodology will reduce the appraised value of shares of Holding common stock. As a result, Holding committed to make contributions over the next two years to the Plan, a supplemental stock bonus plan and a special cash bonus plan. Economically, the special contribution is intended to put Plan participants in approximately the same position they would have been in prior to the change in appraisal methodology mandated by the amended consent order. To achieve this objective, Holding has committed to contribute to the Plan additional shares of common stock with respect to each share of common stock held by Plan participants to the extent permitted by law. If these contributions are not permitted in the next two years under the Internal Revenue Code, the participants will instead receive units (equivalent to a share of Holding common stock) in a supplemental stock bonus plan. Former employees who are still participants in the Plan, but cannot receive contributions of common stock in their accounts under the Internal Revenue Code will receive cash bonuses instead of contributions of shares of common stock. In addition to this special contribution, Holding has agreed to pay a bonus to certain Plan participants. Specifically, if the public offering is completed, active employees, who are Plan participants, will (i) receive an aggregate bonus of $7.5 million, based on the number of shares of Holding common stock held in their Plan accounts which bonus is expected to be approximately $3.27 per share of the Holding common stock held in the Plan. In addition, participants who (a) are not participants in the EMJ management incentive plan or the EMJ sales bonus plan and (b) are scheduled to receive the above-referenced employee bonus in an amount that is less than the maximum bonus that could be allocated to such participants (approximately $3,337), will receive an aggregate bonus of $1.0 million. The aggregate $1.0 million bonus will be allocated to such employees in an amount that is equal to the difference between such maximum amount (approximately $3,337) and the amount of the bonus described in clause (i), except if the participant has been employed for less than one year, such person will receive a pro rated amount based on actual days of service.

Certain Considerations with Respect to the Merger

As a result of the transaction, the Plan will no longer own series A and B preferred stock on which dividends of 18% and 15½% per year have been paid. In addition, at present, the holders of series A and B preferred stock are entitled to priority on liquidation over the Holding common stock. After the merger, these priorities will cease to exist. These detrimental effects and others are discussed in more detail in the proxy statement/prospectus in the Q&A, at page QA-13.

While the series A and B preferred stock are entitled to priority over the Holding common stock, both series of preferred stock are junior to $257.1 million of Holding debt that is growing at the rate of 18% per annum. The owner of Holding’s debt would not agree to give up its rights to receive interest at the rate of 18% per annum and such debt’s seniority over the series A and series B preferred stock and the Holding common stock if the preferred stock holders did not give up their rights to dividends and preference. As a result of the transaction, and the exchange of the Holding debt for EMJ common stock and cash, the Holding debt will no longer exist.

Appraisal Rights

Any holder of any class or series of Holding capital stock who does not wish to instruct the Plan trustee to vote in favor of the transaction and does not wish to receive the shares of EMJ Common Stock to be issued pursuant to the Merger Agreement can dissent from the transaction and elect to have the fair value of the stockholder’s shares of Holding capital stock (exclusive of any elements of value arising from the merger) determined by a judge, but only if the stockholder complies with the requirements of Delaware law. The procedures for exercising these dissenters’ rights and obtaining judicial appraisal of shares are complex, and any participant wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights. Any participant contemplating the exercise of appraisal rights should read carefully the provisions of the proxy statement/prospectus outlining the procedures (at pages 81 through 84 of the proxy statement/prospectus) and Section 262 of the Delaware

General Corporation Law (Annex H to the proxy statement/prospectus). There can be no assurance that a judicial appraisal would use the same methodology applied by the independent appraiser in conducting the annual appraisal for the Plan or Duff & Phelps in conducting its review of the transaction, or that the result of a judicial appraisal would be the same. If you wish to dissent from the Merger, you may do so by contacting the trustee directly and instructing the trustee, in writing, to exercise your appraisal rights on your behalf. Correspondence for this purpose should be mailed to:

Wells Fargo Bank, N.A.

Institutional Trust Group

707 Wilshire Boulevard, 10th Floor, MAC #2818-101

Los Angeles, CA 90017

Attention: Indra Sharma

Instructing the Trustee to Vote Your Shares

Because you are a participant in the Plan, you are entitled to instruct Wells Fargo Bank, N.A., as trustee of the Plan (the “Trustee”), as to how to vote the shares of stock of Holding held in your Plan account. You are being provided with the enclosed instruction card to instruct the Trustee. Note, the instruction card will reference the number of shares of Holding common stock, series A preferred stock, or series B preferred stock in your Plan account. On the instruction card, you will be permitted to separately instruct the Plan trustee to vote (a) all of your shares of series A preferred stock and (b) all of your shares of common stock and series B stock, in the aggregate, for, against or to abstain, with respect to proposals (1) to adopt and approve the Merger Agreement and the Merger and financial restructuring and (2) to specifically authorize the Trustee to vote in favor of any adjournment or postponement of the special stockholders’ meeting. However, you will not be permitted to instruct the Plan trustee to vote in a different way a portion of your shares of series A preferred stock, because all of your shares of series A preferred stock must be voted the same way. Similarly, all of your shares of common stock and series B preferred stock, in the aggregate, must be voted the same way.

Please indicate on your instruction card how you want to instruct the Plan trustee to vote your shares and mail the instruction card in the enclosed postage paid envelope to the Trustee c/o American Stock Transfer & Trust Company (the “Transfer Agent”). The instruction card must be received by the Trustee, c/o the Transfer Agent at the address referenced below, by 11:59 p.m. (Eastern time) on                          , 2005, two (2) days prior to the                          , 2005 special meeting. You may also instruct the Plan trustee how to vote your shares by telephone or on the Internet. Any participant that wishes to instruct the Plan trustee how to vote their shares by telephone may do so by calling the toll-free telephone number noted on the instruction card. Any participant wishing to instruct the Plan trustee how to vote their shares via the Internet may do so by accessing the website for Internet voting noted on the instruction card. Telephone and Internet voting are available 24 hours a day and will be accessible until 11:59 p.m. (Eastern time) on                          , 2005, two days prior to the                          , 2005 special meeting (the “Voting Cut-Off”). IF YOU VOTE BY TELEPHONE OR ON THE INTERNET, YOU DO NOT NEED TO RETURN YOUR INSTRUCTION CARD.

If you own any Holding stock that is not held in your Plan account, you will receive a separate proxy, a proxy statement/prospectus and related materials, with respect to your voting of those shares. Please also review those materials and if you intend to vote those shares by proxy, complete and return the proxy card or vote by telephone or the internet in accordance with the instructions referenced thereon.

IF YOUR HOLDING STOCK HAS NOT BEEN ALLOCATED TO A ROLLOVER ACCOUNT AND YOU FAIL TO VALIDLY DELIVER THE INSTRUCTION CARD TO THE TRUSTEE OR OTHERWISE INSTRUCT THE TRUSTEE BY TELEPHONE OR THE INTERNET AS TO HOW THOSE SHARES ARE TO BE VOTED OR FAIL TO PROVIDE VOTING INSTRUCTIONS ON ONE OR MORE OF THE PROPOSALS REFERENCED ON THE INSTRUCTION CARD, REGARDLESS OF WHETHER YOUR INSTRUCTIONS WERE PROVIDED BY MAIL, TELEPHONE OR THE INTERNET, THE TRUSTEE WILL VOTE THOSE SHARES FOR THE ADOPTION AND APPROVAL OF THE MERGER AGREEMENT AND THE MERGER AND FINANCIAL RESTRUCTURING AS DIRECTED BY THE BENEFITS COMMITTEE. IF YOUR HOLDING STOCK HAS BEEN ALLOCATED TO A ROLLOVER ACCOUNT AND YOU FAIL TO VALIDLY DELIVER THE INSTRUCTION CARD TO THE TRUSTEE OR OTHERWISE INSTRUCT THE TRUSTEE BY TELEPHONE OR THE INTERNET AS TO HOW THOSE SHARES ARE TO BE VOTED, THE TRUSTEE WILL NOT VOTE THOSE SHARES. THIS WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE PROPOSED TRANSACTION. IF YOU INSTRUCTED THE TRUSTEE TO VOTE YOUR SHARES AGAINST THE MERGER OR FINANCIAL RESTRUCTURING PURSUANT TO THE TERMS OF THE MERGER AGREEMENT BY MAIL, TELEPHONE OR THE INTERNET, AND FAILED TO GIVE INSTRUCTIONS ON ADJOURNMENT, THE BENEFITS COMMITTEE WILL NOT DIRECT THE TRUSTEE TO VOTE YOUR SHARES IN FAVOR OF THE ADJOURNMENT OR POSTPONEMENT OF THE SPECIAL STOCKHOLDERS’ MEETING, IF AN ADJOURNMENT OR POSTPONEMENT IS SOUGHT TO OBTAIN ADDITIONAL VOTES TO APPROVE THE MERGER.

YOU MUST SUBMIT A NEW INSTRUCTION CARD TO THE TRUSTEE C/O THE TRANSFER AGENT OR NOTIFY THE TRANSFER AGENT BY TELEPHONE OR THE INTERNET BY FOLLOWING THE DIRECTIONS ON YOUR INSTRUCTION CARD BY 11:59 P.M. (EASTERN TIME) ON                          , 2005, TWO (2) DAYS PRIOR TO THE                          , 2005 SPECIAL MEETING IF YOU DESIRE TO WITHDRAW OR CHANGE YOUR INSTRUCTIONS. IF YOU PROVIDED INSTRUCTIONS BY TELEPHONE OR THE INTERNET AND YOU DESIRE TO WITHDRAW OR CHANGE YOUR INSTRUCTIONS, YOU MAY RESUBMIT YOUR INSTRUCTIONS PRIOR TO THE VOTING CUT-OFF.

Any notice of withdrawal of your instructions to the Plan trustee or change of your instructions to the Plan trustee must specify your name, your social security number, and the number and class(es) of shares to which the withdrawal or change shall apply. Upon receipt of notice of withdrawal of your instructions to the Plan trustee or change of your instructions to the Plan trustee, previous instructions to the Trustee to vote with respect to such shares will be deemed cancelled.

THE TRUSTEE WILL TREAT CONFIDENTIALLY YOUR DECISION WHETHER OR NOT TO APPROVE THE TRANSACTION. THE TRUSTEE WILL NOT DISCLOSE YOUR DECISION TO THE COMPANY.

For questions or additional information, or to obtain a new instruction card, please call William S. Johnson, Vice President, Chief Financial Officer and Secretary of EMJ and a member of EMJ’s Benefits Committee, at (323) 567-1122.

THE INSTRUCTION CARD MUST BE COMPLETED AND DELIVERED TO THE TRUSTEE C/O THE TRANSFER AGENT OR YOUR MUST OTHERWISE INSTRUCT THE TRUSTEE BY TELEPHONE OR THE INTERNET BY 11:59 P.M. (EASTERN TIME) ON                          , 2005, TWO (2) DAYS PRIOR TO THE                          , 2005 SPECIAL MEETING (UNLESS THE SPECIAL MEETING IS POSTPONED), IF YOU WISH TO VOTE ANY SHARES HELD BY THE TRUSTEE FOR YOUR ACCOUNT IN THE PLAN. AN UNSIGNED OR INCOMPLETE INSTRUCTION CARD, OR DELIVERING OR MAILING THE INSTRUCTION CARD OR NOTICE OF WITHDRAWAL TO AN ADDRESS OTHER THAN AS SET FORTH, WILL NOT CONSTITUTE A VALID DELIVERY.

On Behalf of The Benefits Committee of the Earle M. Jorgensen Employee Stock Ownership Plan

Mailing address for returning Instruction Card:

Wells Fargo Bank, N.A.

Institutional Trust Group

c/o American Stock Transfer & Trust Company

59 Maiden Lane

New York, New York 10038

Attention: Proxy Department